0-21476

[redacted]

02050249

P.E. 7-31-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SEC MAIL PROCESSING SECTION RECEIVED AUG 0 - 2002 WASH. D.C. 154

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

BIG ROCK BREWERY LTD.

(Translation of registrant's name into English)

5555 – 76th Avenue SE, Calgary, Alberta, Canada T2C 4L8

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ✓ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ____ No ✓

PROCESSED
P AUG 1 2 2002
THOMSON FINANCIAL

1/7 BN

News Release
Big Rock Brewery Ltd. Announces First Quarter Results

CALGARY, Alberta, July 23, 2002: Big Rock Brewery Ltd. (NASDAQ: BEERF, TSX: BR) one of North America's leading specialty brewers, is pleased to announce its results for the 1st quarter ended June 30th, 2002.

Gross sales revenue increased to $10,333,625 this quarter from $9,204,986 in the same quarter last year, a 12% increase.

Volume sold during the quarter increased to 40,697 hectoliters from 33,725 hectoliters the previous year, a 21% increase.

EBITDA for the quarter was $1,597,864 a 39% increase over last year EBITDA at $1,152,003.

Net income for the quarter was $801,686 up 72% from $464,970 last year.

Selected financial information for the quarter is as follows:

big Rock Brewery Ltd.
Consolidated Balance Sheet
(Canadian $)

	30-Jun-02 (unaudited)	31-Mar-02 (audited)
Assets:		
Current assets	$7,207,837	$6,492,345
Capital assets	26,212,653	25,872,488
Other assets	693,129	695,858
Total assets	$34,113,619	$33,060,691
Liabilities and Shareholders' Equity:		
Current liabilities	$5,863,504	$5,357,882
Long-term debt	1,044,044	1,502,275
Future income taxes	4,444,771	4,416,400
Total liabilities	11,352,319	11,276,557
Shareholders' equity:		
Share capital	13,307,471	13,131,991
Retained earnings	9,453,829	8,652,143
Total Shareholders' equity	22,761,300	21,784,134
Total Liabilities and Shareholders' equity	$34,113,619	$33,060,691

big Rock Brewery Ltd.
Consolidated Statements of Operations
(Canadian $)

	Three Months Ended June 30	
	2002 (unaudited)	2001
Revenue:		
Sales	$10,333,625	$9,204,986
Government taxes and commissions	2,470,616	2,504,617
	7,863,009	6,700,369
Cost of sales	3,211,058	2,719,134
Gross Profit	4,651,951	3,981,235
Expenses:		
Selling	2,404,880	2,307,818
General & administrative	649,207	521,414
Interest	30,522	92,247
Amortization	360,350	300,000
	3,444,959	3,221,479
Income before income taxes	1,206,992	759,756
Current income tax expense	376,935	88,436
Future income tax expense	28,371	206,350
	405,306	294,786
Net income for period	$801,686	$464,970
Net income per share	$0.15	$0.09

Big Rock is a regional producer and marketer of specialty draught and packaged beer located in Calgary, Alberta, Canada. Big Rock is dedicated to the brewing of premium beers using only water, hops, yeast, and various combinations of malted barley and malted wheat. Big Rock products contain no preservatives. Rather than using pasteurization, which affects the flavour of the beer, all product is packaged after cold sterile filtration. Big Rock was established in 1985 by founder and CEO Ed McNally.

For further information relating to Big Rock or the matters described in this news release, please contact:

Bob King
President

Tim A. Duffin, C.A.
Chief Financial Officer

5555 – 76th Avenue S.E.
Calgary, Alberta T2C 4L8
Tel: (403) 720-3239
Fax: (403) 236-7523

News Release

Big Rock Brewery Ltd. changes NASDAQ Trading Symbol

CALGARY, Alberta, July 30, 2002: Big Rock Brewery Ltd. (NASDAQ: BEERF, TSX: BR) one of North America's leading specialty brewers, announces a change to its trading symbol on the NASDAQ Stock exchange.

Effective Thursday, August 1, 2002 Big Rock's trading symbol on NASDAQ will change from BEERF to BEER.

For further information relating to Big Rock or the matters described in this news release, please contact:

Bob King
President

Tim A. Duffin, C.A.
Chief Financial Officer

5555 – 76th Avenue S.E.
Calgary, Alberta T2C 4L8
Tel: (403) 720-3239
Fax: (403) 236-7523

- 30 -

REPORT TO SHAREHOLDERS

Big Rock Brewery, one of North America's leading specialty brewers, is pleased to announce its results for the first quarter ended June 30, 2002.

Gross sales revenue increased to $10,333,625 this quarter from $9,204,986 in the same quarter last year, a 12% increase.

In terms of volume, hectolitres sold increased to 40,697 from 33,725 the previous year, a 21% increase.

Revenue net of government taxes and commissions increased to $7,863,009 from $6,700,369 last year, a 17% increase. This improvement is primarily due to increased sales volume as well as the decrease in the Alberta Government markup on beer charged to the small brewery sector effective April 5, 2002.

EBITDA (earnings before interest, taxes, depreciation and amortization) for the quarter was $1,597,864, a 39% increase over last year EBITDA at $1,152,003.

Net income for the quarter was $801,686 up 72% from $464,970 last year.

At quarter-end the Company had utilized $841,526 (2001 - $2,137,567) of its $3,000,000 bank operating line of credit. This credit facility bears interest at Royal Bank prime rate.

The Company's long-term debt facility, also with the Royal Bank of Canada, was paid down by $458,231 during the quarter to $2,740,828. At the current rate of debt reduction the Company's long-term debt will be eliminated in approximately eighteen months.

Subsequent to quarter end, Big Rock acquired 100% of Bear Brewing Company Ltd. of Kamloops, B.C. for 100,000 Big Rock shares valued at $7.75 for a total consideration of $775,000. The purchase price equation will be determined upon completion of Bear's June financial statements. Simultaneously, Big Rock acquired the remaining 50% of Bear View Developers Ltd. for a cash payment $215,000. Bear View owns the land and building that Bear Brewing occupies. Big Rock had acquired its initial 50% of Bear View in the previous fiscal year. These acquisitions will be accounted for using the purchase method.

Bear Brewing is profitable and we expect that this acquisition will immediately benefit earnings as Big Rock pursues its strategy of becoming a more significant player in the specialty beer market in British Columbia.

Bear Brewing Company Ltd. is an established craft brewer with several popular brands including Black Bear Ale, Brown Bear Ale, and Polar Bear Lager. The Company also produces Joe Stiff's Spiked Root Beer, a vodka based beverage and several private brand products.

For the information of our American shareholders, effective August 1, 2002 Big Rock's trading symbol on the Nasdaq Stock Exchange will change from BEERF to BEER.

On behalf of the Board of Directors and staff of Big Rock, I thank you for your continuing interest and support.

Cheers!

Edward E. McNally,
Chief Executive Officer
July 2002
Calgary, Alberta, Canada

THE BIG ROCK FAMILY

Traditional Ale — *Big Rock's original. A traditional English-style amber ale with a soft but distinctive taste.*

Grasshöpper Wheat Ale — *A unique wheat ale that is easy to drink and exceptionally refreshing. Influenced by Germany's Kristall Weizen. Grasshopper is delicately hopped and delivers a smooth, bright finish.*

Warthog Cream Ale — *A smooth ale with a clean, pure and refreshing taste. A thirst quenching beastly brew, for everyone to enjoy.*

McNally's Extra Ale — *Our famous hearty brew of Irish descent with 7% alcohol content. "As good an Irish ale as can be found anywhere" Michael Jackson's The New World Guide to Beer.*

Alberta Genuine Draft — *Alberta Genuine Draft is brewed using only 100% Alberta grown barley malt, select hops, Rocky Mountain water and special lager yeast. It has a crisp, clean, thirst quenching flavour with no after-taste.*

Pale India Pale Ale — *Our dry-hopped, fermenter conditioned India Pale Ale is brewed in the traditional IPA method. The result is an exceptionally well balanced, flavourful ale; refined and subtle.*

Black Amber Ale — *Our dark Alberta stout is a hearty, full-flavoured, rich, rewarding, soul-uplifting beer that is deeply satisfying. Made with dark roasted imported and domestic malts.*

McNally's Reserve — *Soft, creamy and as dry as Irish humor, this refreshing mild stout has hints of espresso, licorice and black pepper. The beer is dark in colour with a dense head of pillowy foam, a creamy body and a rich roasted dryness in the finish.*

Köld — *A single malt lager made from glacial spring water, choice hops and our own lager yeast. The result is an unusually clean, crisp beer with no bitter aftertaste.*

Rock Creek Premium Dry Cider Apple — *Rock Creek Dry Cider is a premium Okanagan Cider consisting of a unique blend of Okanagan and European apple varieties grown in the Central Okanagan. Brewed with a combination of premium ingredients, the end result is an all natural refreshing dry cider.*

Printed in Canada on recycled paper

Big Rock
First Quarter Report

Three Months Ended June 30, 2002

BIG ROCK BREWERY LTD.

5/7

CONSOLIDATED BALANCE SHEET

(Canadian $)	30-Jun-02 (unaudited)	31-Mar-02 (audited)
ASSETS		
CURRENT		
Cash & cash equivalents	$ 363,983	$ 1,016,158
Accounts receivable	3,176,699	2,116,325
Inventories	3,195,573	2,896,052
Prepaid expenses & other	424,390	417,445
Investments	47,192	46,365
	7,207,837	6,492,345
Capital assets	26,212,653	25,872,488
Long-term investment	227,222	227,222
Deferred charges	214,077	216,806
Goodwill	251,830	251,830
TOTAL ASSETS	$34,113,619	$33,060,691
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT		
Bank indebtedness	$ 841,526	$ 1,857,882
Accounts payable and accrued liabilities	2,979,364	1,334,322
Income tax payable	345,830	468,894
Current portion of long-term debt	1,696,784	1,696,784
	5,863,504	5,357,882
Long-term debt	1,044,044	1,502,275
Future income taxes	4,444,771	4,416,400
TOTAL LIABILITIES	11,352,319	11,276,557
SHAREHOLDERS' EQUITY		
Share capital	13,307,471	13,131,991
Retained earnings	9,453,829	8,652,143
TOTAL SHAREHOLDERS' EQUITY	22,761,300	21,784,134
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$34,113,619	$33,060,691

see accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS & RETAINED EARNINGS

(Canadian $)	Three Months Ended June 30 (unaudited) 2002	2001
REVENUE		
Sales	$10,333,625	$ 9,204,986
Government taxes and commissions	2,470,616	2,504,617
	7,863,009	6,700,369
Cost of sales	3,211,058	2,719,134
GROSS PROFIT	4,651,951	3,981,235
EXPENSES		
Selling	2,404,880	2,307,818
General & administrative	649,207	521,414
Interest	30,522	92,247
Amortization	360,350	300,000
	3,444,959	3,221,479
INCOME BEFORE INCOME TAXES	1,206,992	759,756
Current income tax expense	376,935	88,436
Future income tax expense	28,371	206,350
	405,306	294,786
Net income for period	801,686	464,970
Retained earnings, beginning of period	8,652,143	7,484,082
Redemption of common shares	-	(49,725)
RETAINED EARNINGS, END OF PERIOD	$ 9,453,829	$ 7,889,327
NET INCOME PER SHARE	$0.15	$0.09

see accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOW

(Canadian $)	Three Months Ended June 30 (unaudited) 2002	2001
OPERATING ACTIVITIES		
Net income for period	$ 801,686	$ 464,970
Items not affecting cash:		
Amortization	360,350	300,000
Future income taxes	28,371	206,350
	1,190,407	971,320
Net change in non-cash working capital	154,311	(727,798)
CASH PROVIDED BY OPERATING ACTIVITIES	1,344,718	243,522
FINANCING ACTIVITIES		
(Decrease) increase in bank indebtedness	(1,016,356)	774,660
Repayment of long-term debt	(458,231)	(458,938)
Share repurchase	-	(107,998)
Issuance of shares	175,480	990,000
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(1,299,107)	1,197,724
INVESTING ACTIVITIES		
Additions to capital assets	(700,515)	(1,364,706)
Deferred charges	2,729	-
CASH USED IN INVESTING ACTIVITIES	(697,786)	(1,364,706)
NET INCREASE (DECREASE) IN CASH	(652,175)	76,540
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,016,158	1,602,202
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 363,983	$1,678,742

see accompanying notes

NOTES TO FINANCIAL STATEMENTS

30-Jun-02

1. These interim consolidated financial statements should be read in conjunction with the Company's annual audited consolidated financial statements as at and for the year ended March, 31, 2002. Accounting policies and methods followed in the preparation of these financial statements are the same as those summarized in note 2 to the consolidated financial statements for the year ended March 31, 2002 except as noted below.

2. Change in Accounting policy

Goodwill - during the first quarter of 2002, the Company adopted the new recommendations for goodwill. Previously, the Company amortized goodwill over 20 years. Under the new recommendations, goodwill is no longer amortized but is instead subjected to an annual impairment test with any resulting impairment charged to earnings. The Company is also required to perform an initial impairment test as of April 1, 2002 and to charge any impairment to opening retained earnings. As required by the new recommendations, the Company will complete its initial goodwill impairment test by the end of the second quarter.

Stock Compensation - during the first quarter of 2002, the Company adopted the new recommendations for stock-based compensation. The Company has a stock-based compensation plan which is a common share option plan for employees, directors, and consultants. As permitted by the new recommendations, no compensation expense is recognized for this plan.

3. Stock Compensation

The Company is required to disclose pro-forma net earnings using the fair value method of accounting for stock-based compensation. The pro-forma adjustment is to net earnings for new awards granted since inception of the new stock-based compensation recommendation on April 1, 2002. During the quarter, there were no new options granted, as such there is no pro-forma compensation expense.

4. Issued & Outstanding Common shares	# Shares	Amount $
Balance as at March 31, 2002	5,241,556	$13,131,991
Issuance of shares	35,800	175,480
Balance as at June 30, 2002	5,277,356	$13,307,471

6/7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIG ROCK BREWERY LTD.

(Registrant)

Date: July 31, 2002

By: ______________________

Timothy A. Duffin

Chief Financial Officer